

2-1250 Waverley Street
Winnipeg, Manitoba, Canada R3T 6C6
Phone: 204-487-7412
Fax: 204-488-9823

Medicure Announces Departure of President and Chief Operating Officer

WINNIPEG, May 9, 2016 - Medicure Inc. ("Medicure") (TSXV:MPH, OTC:MCUJF), a specialty pharmaceutical company today announced that the employment agreement with President and Chief Operating Officer, Dawson Reimer, has been terminated, effective immediately. "I and the entire Board of Directors thank Dawson for his commitment and dedication throughout his years of service with Medicure. We wish him all the best in his new endeavours." said Dr. Albert Friesen, Board Chair and CEO of Medicure Inc.

Dr. Friesen, founder of Medicure, will, in addition to his current responsibilities, take on the role of President of the Company, while oversight of the operations function will be assumed by other members of the management team. "Our experienced leadership team will continue to focus on the advancement of AGGRASTAT and growth of Medicure." said Dr. Friesen.

About Medicure Inc.

Medicure is a specialty pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. hospital market. The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT (tirofiban HCl) for non-ST elevation acute coronary syndrome in the United States, where it is sold through the Company's U.S. subsidiary, Medicure Pharma, Inc. For more information on Medicure please visit www.medicure.com.

For more information, please contact:

James Kinley
Chief Financial Officer
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts